SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

FOR IMMEDIATE RELEASE                                                                                       8 December, 2005

                                                      SkyePharma PLC

                                                  Strategic Review Update

LONDON,  ENGLAND,  8 December,  2005 --  SkyePharma  PLC (LSE:  SKP;  Nasdaq:  SKYE)  announced on 14 November,  2005 that the board of
SkyePharma PLC  ("SkyePharma" or the "Company") (the "Board") had appointed Lehman Brothers to review all of the strategic  options for the Company in order to maximise value for all shareholders.

Following  this  announcement  the Company has received a number of  expressions  of interest,  both with respect to individual  assets owned by the  Company as well as  potential  cash  offers  for the  Company as a whole.  In the light of such  interest,  the Board has decided to allow a number of parties access to a data room to commence due diligence on the Company.

The  intention of the Board is to swiftly  ascertain  whether  these  expressions  of interest can be  translated  into firm  proposals capable of being recommended to shareholders.  However,  there is no certainty that this process will result in a change to the present ownership structure of the Company. A further announcement will be made when appropriate.

For further information please contact:

SkyePharma PLC                                              +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications           +44 207 491 5124

Sandra Haughton, US Investor Relations                      +1 212 753 5780

Buchanan Communications                                     +44 207 466 5000
Tim Anderson / Mark Court/ Rebecca Skye Dietrich            +44 7710 328 560

Notes to Editors

About SkyePharma

SkyePharma develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug  formulations.  There are now eleven  approved  products  incorporating  SkyePharma's  technologies in the areas of oral,  injectable,  inhaled and topical  delivery,  supported by advanced  solubilisation  capabilities.  For more  information,  visit
www.skyepharma.com.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities  Litigation Act of 1995. Although SkyePharma believes that the expectations  reflected in these forward-looking statements are reasonable,  it can give no assurance that these expectations will materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary  significantly  from those  expressed or implied by the  forward-looking  statements based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC. Factors that could cause differences  between actual results and those implied by the forward-looking  statements  contained in this news release include, without limitation,  risks related to the development of new products,  risks related to obtaining and maintaining  regulatory approval for existing,  new or expanded indications of existing and new products,  risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's  and its marketing  partners'  ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims, risks related to the ownership and use of intellectual  property, and risks  related  to  SkyePharma's  ability  to manage  growth.  SkyePharma  undertakes  no  obligation  to  revise  or  update  any such forward-looking statement to reflect events or circumstances after the date of this release.

Lehman  Brothers  Europe  Limited,  which is  regulated  in the  United  Kingdom by the  Financial  Services  Authority,  is acting for
SkyePharma  and no one else in relation to the matters  described in this  announcement,  and will not be  responsible  to anyone other than  SkyePharma for providing the  protections  afforded to customers of Lehman  Brothers  Europe  Limited or for providing  advice on matters described in this announcement.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   December 8, 2005